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                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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George Schore,                                  :
                                                :      Civil Action No. 17906NC
                      Plaintiff,                :
                                                :
             -against-                          :
                                                :
    Travelers Property Casualty Corp.           :
    Citigroup, Inc., Jay S. Fishman,            :
    Sanford I. Weill, Robert I. Lipp,           :
    Kenneth Bialkin, Leslie B. Disharoon,       :
    Dudley C. Mecum, Frank J. Tasco, and        :
    Arthur Zankel,                              :
                                                :
                      Defendants.               :
                                                :
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                      SHAREHOLDER'S CLASS ACTION COMPLAINT

         Plaintiff alleges upon personal knowledge with respect to paragraph 2, and upon information and belief as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

         1. This is a stockholders' class action on behalf of the public stockholders of Travelers Property Casualty Corp. ("Travelers Property" or the "Company") to enjoin the proposed acquisition of the publicly owned shares of Travelers Property's common stock by its controlling shareholder, defendant Citigroup, Inc. ("Citigroup").

                                   THE PARTIES

         2. Plaintiff has been the owner of common stock of the Company since prior to the transaction complained of herein and continuously to date.




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         3. Travelers Property is a corporation duly organized and existing under the laws of the State of Delaware.

         4. Defendant Citigroup is a corporation duly organized and existing under the laws of Delaware. Citigroup, controls approximately 83.8% of the Company's outstanding common stock.

         5. Defendant Jay S. Fishman ("Fishman") is Chief Executive Officer, President and a director of the Company.

         6. Defendant Sanford I. Weill ("Weill") is a director of the Company. He is currently co-chief executive officer of Citigroup.

         7. Defendant Robert I. Lipp is Chairman of the Board of the Company.

         8. Defendants Kenneth Bialkin, Leslie B. Disharoon, Dudley C. Mecum, Frank J. Tasco, and Arthur Zankel are directors of Travelers Property.

         9. The individual defendants named in paragraphs 5 through 8 (the "Individual Defendants") are in a fiduciary relationship with plaintiff and the other public stockholders of Travelers Property and owe them the highest obligations of good faith and fair dealing.

         10. Defendant Citigroup, through its approximately 83.8% ownership of Travelers Property and having persons affiliated with it comprise a majority of Travelers Property's board, has effective and working control of Travelers Property. As such, defendant Citigroup is in a fiduciary relationship with plaintiff and the other public stockholders of Travelers Property and owes them the



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highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

         11. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Travelers Property stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

         12. This action is properly maintainable as a class action:

             a. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are in excess of 50 million shares of Travelers Property common stock held by shareholders other than Citigroup, who are geographically dispersed throughout the United States.

             b. There are questions of law and fact which are common to the Class including, inter alia, the following;

                (i) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

                (ii) whether plaintiff and the other members of the Class will be damaged irreparably by defendants' failure to


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take action designed to obtain the best value for the public shareholders'
interest in Travelers Property.

             c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

             d. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

         13. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

         14. On March 21, 2000, it was announced that Citigroup offered to acquire all Of the outstanding shares of Travelers Property it does not already own for $41.50 per share.

         15. The consideration to be paid to Class members in the transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Travelers Property's common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock's current trading price


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and the Company's net asset value and prospects for future growth and earnings.
The proposed transaction constitutes unfair dealing.

         16. Citigroup timed its offer to take advantage of the decline in the market price of Travelers Property's stock. The offer has the effect of capping the market for Travelers Property's stock to facilitate Citigroup's plan to obtain the public interest in Travelers Property as cheaply as possible.

         17. Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

         18. The defendants have breached their duty of loyalty to Travelers Property stockholders by using their control of Travelers Property to force plaintiff and the Class to sell their equity interest in Travelers Property at an unfair price, and deprive Travelers Property's public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures, to ensure that the interests of Travelers Property's public shareholders are properly protected from overreaching. Citigroup has breached its fiduciary duties, which arise from its effective control of Travelers Property, by using such effective control for its own benefit.

         19. The unfairness of the transaction is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of the Company and that possessed by Travelers Property's public



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shareholders. Defendants' scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares at an unfair price on the basis of incomplete or inadequate information.

         20. Because Citigroup controls nearly 84% of Travelers and dominates its Board, no auction or market check can be effected to establish Travelers, worth through arm's-length bargaining. Thus, Citigroup has the power and is exercising its power to acquire Travelers' minority shares and dictate terms which are in Citigroup's best interest, without competing bids and regardless of the wishes or best interests of Class members or the intrinsic value of Travelers' stock.

         21. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Travelers and are engaging in improper, unfair dealing and wrongful and coercive conduct.

         22. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

         23. Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein and lack an adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         A. declaring this to be a proper class action and designating plaintiff Class representative;

         B. enjoining, preliminarily and permanently, the



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acquisition under the terms presently proposed;

         C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

         D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

         E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

         F. granting such other and further relief as the Court deems appropriate.

Dated: March 21, 2000

                                        ROSENTHAL, MONHAIT, GROSS &
                                          GODDESS, P.A.

                                        By: /s/ Carmella P. Keener
                                           ------------------------------------
                                        Suite 1401, Mellon Bank Center
                                        P.O. Box 1070
                                        Wilmington, Delaware 19801
                                        (302) 656-4433
                                        Attorneys for Plaintiff

OF COUNSEL:
GOODKIND LABATON RUDOFF &
  SUCHAROW LLP
100 Park Avenue
New York, NY 10017
(212) 907-0700



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